Exhibit D-1
                                 STATE OF MAINE
                           PUBLIC UTILITIES COMMISSION

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NORTHERN UTILITIES, INC.                                      DOCKET NO.
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                 PETITION FOR APPROVAL TO PARTICIPATE IN AN
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                 INTERCOMPANY INCOME TAX ALLOCATION AGREEMENT
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     Northern Utilities, Inc. ("Northern" or the "Company") hereby petitions the
Maine Public Utilities Commission (the "Commission") for approval to participate in an Intercompany Income Tax Allocation Agreement with its affiliates, pursuant to Maine Revised Statutes, 35-A ss. 707(3) and Chapter 820, ss.4 of the Commissions Rules. The prefiled testimony of Paul Newman, Vice President of Corporate Income Tax for NiSource Corporate Services, Inc., is included with this filing as Exhibit A. In support of its petition, Northern represents as follows:

     1. Northern is a New Hampshire corporation and wholly-owned subsidiary of Bay State Gas Company ("Bay State"), primarily engaged in the business of purchasing, selling and distributing natural gas in certain cities and towns in Maine and New Hampshire. Northern is subject to regulation by the Commission and by the New Hampshire Public Utilities Commission with respect to rates, adequacy of service, issuance of securities, accounting and other matters.

     2. Bay State is a gas company primarily engaged in the business of purchasing, selling and distributing natural gas in certain cities and towns in Massachusetts. Bay State is subject to regulation by the Massachusetts Department of Telecommunications and Energy with respect to rates, adequacy of service, issuance of securities, accounting and other matters.

     3. NiSource, Inc. is a registered holding company under the Public Utility Holding Company Act of 1935 ("NiSource"), and the direct or indirect owner of all of the issued and outstanding shares of Bay State and Northern.

     4. Subject to requisite authority and approval, Northern and its affiliates propose to participate in an agreement that addresses the filing of a consolidated federal income tax return and such other combined, consolidated or unitary returns as may be required by state law.

     5. Under the proposed Tax Allocation Agreement, a copy of which is attached as Exhibit B-4 (Rev.), the consolidated tax would be allocated among the affiliates of NiSource in proportion to the separate return tax of each


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member, provided that the tax apportioned to any subsidiary company of NiSource will not exceed the "separate return tax" of such subsidiary.(1) Notwithstanding the provisions described above, the tax benefit allocated to and paid to NiSource as a result of its being a loss member shall be limited to the tax benefit (in the form of the reduction in consolidated tax) that is attributable to the interest expense on the acquisition debt (the debt incurred by NiSource to acquire the Columbia Energy Group, hereafter referred to as the "Acquisition Debt"). The balance of any tax benefit associated with NiSource's tax loss shall be allocated to companies in the NiSource Group having a positive separate return tax. The proposed Tax Allocation Agreement will therefore have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt to the entity that is legally obligated for its payment--NiSource, as guarantor of the Acquisition Debt. At the same time, the portion of the consolidated tax allocated to any of NiSource's subsidiaries will not exceed the "separate return tax" of such subsidiary, the separate return limitation. Thus, the proposed Tax Allocation Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member of the group than such company would otherwise pay on a separate return basis. Post effective amendment number 4 which was filed with the SEC on January 14, 2002 and describes the Tax Allocation Agreement more fully is included with this petition as Exhibit C.(2)

     6. Northern seeks the Commission's approval to enter into the Tax Allocation Agreement pursuant to M.R.S.A. 35-A ss. 707(3) which allows the Commission to approve a contract in which a public utility receives "a loan to or from an affiliated interest or makes any contract or arrangement for the furnishing of management, supervision of construction, engineering, accounting, legal, financial or similar services..." where it finds such contract to be not adverse to the public interest, and pursuant to Chapter 820, ss.4 of the Commission's Rules to the extent same are applicable to the Agreement. Northern believes that the Agreement is consistent with the public interest, and will not be adverse to Northern's customers.

     7. Northern will file the Agreement with the New Hampshire Public Utilities Commission as an affiliate contract; no pre-approval is required.


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(1)  The "separate return tax" is defined to mean "the tax on the corporate taxable income of an associate company computed as though such company were not a member of a consolidated group." (See Article I of proposed Tax Allocation Agreement.)

(2) The January 14th filing with the SEC included a form of tax allocation agreement which has been revised slightly to address concerns of the SEC. Included with this petition as Exhibit B-4 (Rev.) is the revised tax allocation agreement.

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     8.  As the proposed Agreement will not be adverse to the public interest,
Northern requests the Commission's review and approval of this petition on or before September 1, 2002, in order that Northern may participate in the allocation of the consolidated tax liability associated with the filing of the 2001 consolidated federal income tax return of the NiSource Group on September 15, 2002.

     WHEREFORE, Northern requests that the Commission enter a written order:

     1. Finding that the proposed Intercompany Income Tax Allocation Agreement is not adverse to the public interest and approving Northern's participation in the Intercompany Income Tax Allocation Agreement pursuant to M.R.S.A. 35-A ss. 707(3) and Chapter 820 ss. 4 of the Commission's Rules; and

     2. Directing such further steps and making such other findings as may be necessary consistent with the Company's petition.

                                         Respectfully submitted,


                                         NORTHERN UTILITIES, INC.
                                         By its attorneys,
                                         /s/ William D. MacGillivray, Esq.
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                                         William D. MacGillivray, Esq.

                                         James H. Keshian, Esq.
                                         NiSource Corporate Service Company
                                         300 Friberg Parkway
                                         Westborough, MA  01581
                                         (508) 836-7355

Dated:  May 31, 2002